# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allurion Technologies, Inc., CIK 0001964979
CUSIP: 02008G102
Title of class of securities: Common stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 11 Huron Drive Ste 200, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 07/01/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001883023

## Reporting persons
- Leavitt Equity Partners III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 462,762; sole dispositive power 0; shared dispositive power 462,762; aggregate amount beneficially owned 462,762 (7.8% of the class)
  Comment: (1) Includes 462,762 shares of common stock. Does not include 702,038 shares of common stock that cannot currently be acquired upon the exercise of warrants due to the contractual limitation that a holder of such warrants does not have the right to exercise the warrants to the extent that, after giving effect to such exercise, the holder (together with its affiliates) would beneficially own in excess of 4.99% of the shares of common stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Cap"). Calculated based upon 5,961,714 shares of common stock outstanding, as disclosed in the issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 20, 2025.
- Leavitt Equity Partners III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 462,762; sole dispositive power 0; shared dispositive power 462,762; aggregate amount beneficially owned 462,762 (7.8% of the class)
  Comment: (1) Includes 462,762 shares of common stock. Does not include 702,038 shares of common stock that cannot currently be acquired upon the exercise of warrants due to the Beneficial Ownership Cap. Calculated based upon 5,961,714 shares of common stock outstanding, as disclosed in the issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 20, 2025.
- LEP Management LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 0; shared voting power 462,762; sole dispositive power 0; shared dispositive power 462,762; aggregate amount beneficially owned 462,762 (7.8% of the class)
  Comment: (1) Includes 462,762 shares of common stock. Does not include 702,038 shares of common stock that cannot currently be acquired upon the exercise of warrants due to the Beneficial Ownership Cap. Calculated based upon 5,961,714 shares of common stock outstanding, as disclosed in the issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 20, 2025.
- Leavitt Legacy, LLC: type of reporting person: other (OO); citizenship or place of organization: Utah (UT); sole voting power 0; shared voting power 462,762; sole dispositive power 0; shared dispositive power 462,762; aggregate amount beneficially owned 462,762 (7.8% of the class)
  Comment: (1) Includes 462,762 shares of common stock. Does not include 702,038 shares of common stock that cannot currently be acquired upon the exercise of warrants due to the Beneficial Ownership Cap. Calculated based upon 5,961,714 shares of common stock outstanding, as disclosed in the issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 20, 2025.
- Taylor Leavitt: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 462,762; sole dispositive power 0; shared dispositive power 462,762; aggregate amount beneficially owned 462,762 (7.8% of the class)
  Comment: (1) Includes 462,762 shares of common stock. Does not include 702,038 shares of common stock that cannot currently be acquired upon the exercise of warrants due to the Beneficial Ownership Cap. Calculated based upon 5,961,714 shares of common stock outstanding, as disclosed in the issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on February 20, 2025.

## Item 1. Issuer
Name of issuer: Allurion Technologies, Inc.
Address of issuer's principal executive offices: 11 Huron Drive Ste 200, Natick, MA 01760

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by (i) Leavitt Equity Partners III, L.P., a Delaware limited partnership ("LEP III LP"), (ii) Leavitt Equity Partners III, LLC, a Delaware limited liability company ("LEP III LLC"), (iii) LEP Management LLC, a Utah limited liability company ("LEP Management"), (iv) Leavitt Legacy LLC, a Utah limited liability company ("Legacy"), and (v) Taylor Leavitt (collectively, the "Reporting Persons").

LEP III LLC is the general partner of LEP III LP, which is an investment limited partnership. LEP Management is the investment advisor of LEP III LP. Legacy is the manager of LEP III LLC. Mr. Leavitt is the sole owner of Legacy. The Reporting Persons have entered into a Joint Filing Agreement dated as of February 25, 2025, a copy of which is attached as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 95 South State Street, Suite 2190, Salt Lake City, UT 84111.
Citizenship: LEP III LLC, is organized as a limited liability company under the laws of the State of Delaware. LEP Management and Legacy are organized as limited liability companies under the laws of the State of Utah. LEP III LP is organized as a limited partnership under the laws of the State of Delaware. Mr. Leavitt is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 462,762 shares
Percent of class: 7.8% of the shares outstanding
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 462,762
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 462,762

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Leavitt Equity Partners III, L.P.: /s/ Taylor Leavitt, Taylor Leavitt, Authorized Signatory (02/26/2025)
- Leavitt Equity Partners III, LLC: /s/ Taylor Leavitt, Taylor Leavitt, Authorized Signatory (02/26/2025)
- LEP Management LLC: /s/ Taylor Leavitt, Taylor Leavitt, Authorized Signatory (02/26/2025)
- Leavitt Legacy, LLC: /s/ Taylor Leavitt, Taylor Leavitt, Authorized Signatory (02/26/2025)
- Taylor Leavitt: /s/ Taylor Leavitt, Taylor Leavitt (02/26/2025)